Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is information made available to employees of VNU N.V. on August 9, 2005]

     E-mailed by: Factiva Publisher
     Folder: VNU in the News (includes content licensed through Dow Jones Interactive and Reuters Business Briefing)

Headlines:
VNU net earnings increase 51 percent under IFRS
Dutch VNU Posts 246 Mln Euro Net Profit 2004 under IFRS
VNU ‘04 Net Profit Under IFRS Now EUR246M

     VNU net earnings increase 51 percent under IFRS
285 words
01:26 pm, 09/08/2005
Reuters News
English
(c) 2005 Reuters Limited
LONDON, Aug 9 (Reuters) — Market research and publishing company VNU said on Tuesday its net earnings for 2004 were up 51 percent under Europe’s new IFRS accounting rules that reversed certain goodwill amortisation and impairment charges.
The Netherlands-based company also said its net operating revenue was lowered by 461 million euros ($570 million) to 3.32 billion euros after converting from Dutch accounting principles, mainly because of the treatment of joint ventures and the sale of its directories business.
Net earnings were 246 million euros, or 0.95 euros a share, under IFRS compared with 163 million using Dutch Generally Accepted Accounting Principles.
Earnings before interest, taxes, depreciation and amortisation were 689 million versus 833 million and shareholders equity dropped to 3.33 billion euros from 4.07 billion using the new rules.
VNU, which is announcing half-year results on Wednesday, cautioned that the restated IFRS figures are unaudited and that as the company pursues a listing of its shares in the United States it could align its accounting policies with the generally accepted standards of that country.
VNU has transformed itself from a Dutch newspaper and magazine publisher into a U.S.-focused business information group and agreed last month to buy U.S.-based healthcare data provider IMS Health for about 5.5 billion euros.
The owner of the Nielsen television ratings business said it did not reclassify publishing rights to goodwill for IFRS as it originally said it would last year. After further analysis, VNU said they instead will be maintained as an intangible asset.
LBA0000020050809e1890013d

Dutch VNU Posts 246 Mln Euro Net Profit 2004 under IFRS
263 words
09/08/2005
Dutch News Digest
English
(c) Copyright 2005 AII Data Processing Ltd. All Rights Reserved. News digest produced by AII Data Processing Ltd. For further details of international press reviews: www.aiidatapro.com , e-mail: adp@aiidatapro.com; Tel.:+359 2 987 64 98; Fax: +359 2 986 17 13.

Dutch publishing and market research company VNU posted a net profit of 246 mln euro ($ 304.2 mln) for 2004 under the new international financial reporting standards (IFRS), the company said on August 9, 2005.
VNU said earlier its net profit was 163 mln euro ($201.6 mln) for 2004, according to the Dutch Generally Accepted Accounting Principles (GAAP).
The company’s turnover in 2004 stood at 3.727 bln euro ($4.609 bln) based on IFRS, while the turnover under the Dutch GAAP was 3.781 bln euro ($4.676 bln). VNU’s earnings before interest, tax, depreciation and amortisation (EBITDA) under IFRS totalled 689 mln euro ($852 mln) against EBITDA of 833 mln euro ($1.03 bln) under Dutch GAAP.
The equity capital of VNU under the IFRS was 3.334 bln euro ($4.123 bln) as of January 1, 2005, when the IFRS were introduced, while equity capital stood at 3.452 bln euro ($4.269 bln) under the Dutch GAAP as of December 31, 2004.
(Editor’s note: Beginning with the interim dividend for 2005, payable on August 23, 2005, VNU will pay only a cash dividend, the Dutch News Digest reported on July 27, 2005. Previously, the company offered shareholders the choice between a cash dividend and a stock dividend payable in common shares.)
     www.fd.nl
Source: Het Financieele Dagblad (MU/NA/JM) DUTCPD0020050809e1890002u

     VNU ‘04 Net Profit Under IFRS Now EUR246M
663 words
08:12 am, 09/08/2005
Dow Jones International News
English
(c) 2005 Dow Jones & Company, Inc.
Edited Press Release
AMSTERDAM (Dow Jones)— VNU (38987.AE), a global information and media company, said Tuesday that it has completed its conversion to International Financial Reporting Standards (IFRS), and is presenting its first time IFRS balance sheet and reconciliation from Dutch GAAP to IFRS as of January 1, 2004 and its 2004 income statement on an IFRS basis. VNU is also presenting its IFRS balance sheet as of January 1, 2005 to show the impact of adopting IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement (including the use of the Fair Value Option).
The consolidated financial statements of VNU were prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP) until December 2004. Effective from 2005, VNU is required to prepare its consolidated financial reporting in accordance with IFRS, as endorsed by the EU. When appropriate, the company has adopted IFRS standards and made certain elections in an effort to harmonize its accounting policies with US GAAP, as part of its intention to pursue a listing on the New York Stock Exchange (NYSE). VNU has completed its conversion to IFRS for its reported financial information for 2004. The company also has completed the modification of its accounting and reporting systems to facilitate these changes and has designed and conducted IFRS training programs for those employees most affected by the changes.
In VNU’s August 2004 presentation ‘IFRS Impact’, VNU mentioned that it would reclassify publishing rights to goodwill for IFRS. However, we have completed our analysis and have concluded that the portion of publishing rights which meets the recognition criteria of an intangible asset, in accordance with IAS 38, will be maintained as an intangible asset and not be reclassified to goodwill. A deferred tax liability should therefore be recognized on the intangible assets that are acquired as part of a business combination. According to the IFRS transition arrangements, goodwill and the carrying value of the intangible assets should not be changed as a result of the transition to IFRS, except in specific circumstances. It was therefore concluded that the deferred tax liability on the intangible assets had to be charged to equity.
At its July 8, 2005 meeting, the Accounting Regulatory Committee, which advises the European Commission on the endorsement of individual IFRS standards for use in the European Union, agreed to recommend endorsement of an amended version of IAS 39 relating to the Fair Value Option (FVO) previously carved out. Unless the European Parliament raises objections, the European Commission is expected to endorse the amended standard for companies to adopt in their 2005 financial statements.

Therefore, presuming that the amendment will be endorsed by the European Commission, VNU has elected to apply this fair value option to its 1.75% convertible debenture loan and the 6.75% debenture loan (EMTN) that the company partially bought back in January 2005.
Reconciliation of shareholders’ equity as of January 1 and December 31, 2004 and profit for the year 2004 Reconciliation of VNU’s shareholders’ equity as reported in the consolidated financial statements under Dutch GAAP to its shareholders’ equity under IFRS (attributable to the equity holders of VNU) as of January 1 and December 31, 2004: Dutch GAAP net earnings 2004 stood at EUR163 million and IFRS net profit for 2004 stood at 246 million. The preliminary 2004 IFRS information presented herein has been prepared based on IFRS expected to be effective at December 31, 2005. The 2004 comparatives have been restated in accordance with the same expected IFRS accounting policies. The starting point for the preparation of comparative figures is the opening balance sheet as of January 1, 2004. The difference between assets and liabilities valued under Dutch GAAP and assets and liabilities valued on an IFRS basis is reflected as an adjustment in shareholders’ equity in the IFRS opening balance sheet.
Company web site: http://www.vnu.com [ 09-08-05 0612GMT ]
DJI0000020050809e1890009l

About IMS Health Incorporated
IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.
About VNU N.V.
VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).
Additional Information and Where to Find It
     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.
Participants in Solicitation
     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.
Regulation G Legend
     This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.